EXHIBIT 16

Casuarina Cayman Holdings Ltd.
207 Grandview Drive
Ft Mitchell,  Ky  41017


                                                       July 13, 2000


Fax  404  364  0088

Robert Cole, President
Lodgian, Inc.
3445 Peachtree Road, N.E. Suite 700
Atlanta, GA  30325

Dear Mr. Cole:

         It has come to my attention that you are in the process of selling a group of 10 hotels, primarily on the west coast and consisting of approximately 2136 rooms, for approximately $ 132,000,000.

         Having recently built hotels on the west coast, and with our overall knowledge of the various markets involved, we believe that this is substantially below both replacement cost, and current market value. These hotels represent what we feel is the best potential for long term improvement in cash flows of all the Lodgian properties.

         I am certain that our organization would have offered at least $ 10,000,000. above the quoted price, had we been given the opportunity to review the hotels which were for sale. The fact that we were not given the opportunity to review these hotels and submit a bid can only lead us to believe that these hotels were poorly marketed and the price does not reflect the potential fair market value in a competitive bid situation.

         I believe that you, and the entire Board of Directors, are acting in a self interested manner and are clearly not acting in the best interest of all shareholders, particularly by not allowing all prospective buyers, including us, to bid on the properties.

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         In the interest of all shareholder's this transaction needs to be stopped immediately, and a comprehensive marketing process instituted to maximize value.

                                            Very truly yours,



                                            William J. Yung
                                            President

cc:  Joseph C. Calabro, Chairman
     Fax 610-975-9715

     Michael Leven, Director
     Fax 404-321-4482